QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

CARRIAGE SERVICES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	76-0423828
(State of incorporation)	(I.R.S. employer identification number)
1900 St. James Place, 4th Floor Houston, Texas (Address of principal executive offices)	77056 (Zip Code)
SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series G Junior Participating Preferred Stock	New York Stock Exchange

        If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

        If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

        Securities Act registration statement file number to which this form relates:    N/A    (if applicable).

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None.

        This Form 8-A/A amends and supplements the Form 8-A filed by Carriage Services, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on December 29, 2000, with respect to a dividend of one preferred share purchase right for each outstanding share of Common Stock. On December 31, 2001, in accordance with the Company's existing charter provision, all remaining shares of Class B Common Stock, which were outstanding on December 31, 2001, were then automatically converted into Class A Common Stock. Thereafter, at a meeting of the Company's Board of Directors duly held on February 19, 2002, the Board of Directors of the Company approved the change in the designation of the Class A Common Stock to "Common Stock." At a meeting of the Company's stockholders duly held on May 7, 2002, the stockholders of the Company approved the change in the designation and amended Article IV of the Certificate of Incorporation to eliminate references therein to the Class B Common Stock. The holders of existing Class A Common Stock certificates and Class B Common Stock certificates have the same rights, preferences and privileges as holders of certificates evidencing the name change to Common Stock. The Company filed the Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware on May 10, 2002, and filed a Supplemental Listing Application with the New York Stock Exchange on July 9, 2002, to change the name of its listed stock to Common Stock. Additionally, at a meeting of the Company's Board of Directors duly held on November 12, 2002, the Board of Directors resolved to adopt an interpretation of the Rights Agreement dated as of December 18, 2000 between the Company and American Stock Transfer and Trust Company replacing the term "Class A Common Stock" with the term "Common Stock".

Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

        Item 1 of the Form 8-A is amended and restated in its entirety as follows:

        On December 18, 2000, the Board of Directors of Carriage Services, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, $0.01 par value, of the Company (the "Common Stock"). The dividend will be made January 8, 2001 (the "Record Date") to the stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of share of Series G Junior Participating Preferred Stock, $0.01 par value, of the Company, (the "Preferred Stock"), at a price of $10.00 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of December 18, 2000 (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as Rights Agent (the "Rights Agent").

        Unless provided to date pursuant to the terms of the Rights Agreement, until the earlier to occur of (i) ten Business Days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (an "Acquiring Person") or (ii) ten Business Days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Stock, provided that an Acquiring Person does not include a Grandfathered Shareholder or a Grandfathered Transferee (as such terms are defined in the Rights Agreement) (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the certificates for Common Stock outstanding as of the Record Date, by such certificates for the Common Stock with a copy of the Summary of Rights attached to the certificate.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding even without such notation or a copy of this Summary of Rights being attached to such Certificate, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

        The Purchase Price payable and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price or securities convertible into Preferred Stock with a conversion price less than the then current market price of the Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of shares of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

        The Preferred Stock purchasable upon exercise of the Rights will not be subject to redemption by the Company. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $0.01 per share but will be entitled to an aggregate dividend of 100 multiplied times the dividend declared per share of Common Stock. In the event of liquidation, the holder of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 multiplied times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 multiplied times the amount received per share of Common Stock.

        Because of the nature of the dividend, liquidation and voting rights of the Preferred Stock, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

        In the event that any person or entity becomes an Acquiring Person (the beneficial owner of 15% or more of the Common Stock), provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will then be void), will have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the applicable exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right.

        After a person becomes an Acquiring Person, the Company's Board of Directors may exchange the Rights, other than those Rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of Common Stock per Right, or one one-hundredth of a share of Preferred Stock

(or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment. However, the Board of Directors cannot conduct an exchange at any time after any Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 50% or more of the outstanding Common Stock.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued and, in lieu of such fractional shares, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

        At any time prior to the close of business on the tenth day following a public announcement that an Acquiring Person has become such an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        At any time prior to the Distribution Date and subject to the last sentence of this paragraph, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including, without limitation, an amendment to extend the time during which the rights must be redeemed or to extend the Final Expiration Date. From and after the Distribution Date and subject to applicable law no such amendment may adversely affect the economic interests of the holders of the Rights (other than the Acquiring Person or an affiliate or associate of an Acquiring Person). The terms of the Rights may not be amended to (i) reduce the Redemption Price (except as required by antidilution provisions) or (ii) provide for an earlier Final Expiration Date.

        Until a Right is exercised, the holder of the Right, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        The Preferred Stock shall rank, with respect to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, junior to all other series of preferred stock of the Company, unless the Board of Directors of the Company shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series and the qualifications, limitations and restrictions thereof.

        A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached as an Exhibit by incorporation and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2. EXHIBITS.

1.
Rights Agreement, dated as of December 18, 2000, between Carriage Services, Inc. and American Stock Transfer and Trust Company.

2.
Resolution adopted by Board of Directors of Carriage Services, Inc. on November 12, 2002, regarding interpretation of Rights Agreement.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amended Form 8-A Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

CARRIAGE SERVICES, INC.
	By:	/s/ JOSEPH SAPORITO Name: Joseph Saporito Title: Senior Vice President and Chief Financial Officer (Duly Authorized Officer)
Date: December 4, 2002.

INDEX TO EXHIBITS

Exhibit	Description
1.	Rights Agreement with American Stock Transfer and Trust Company dated December 18, 2000 (filed as Exhibit 1 of the Company's Form 8-A filed December 29, 2000).
2.*	Resolution adopted by Board of Directors of Carriage Services, Inc. on November 12, 2002, regarding interpretation of Rights Agreement.

*
Filed herewith

QuickLinks

  Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
  Item 2. EXHIBITS.
SIGNATURE
INDEX TO EXHIBITS